Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street  |  Palo Alto, CA 94304-1115  |  tel 650.233.4500  |  fax 650.233.4545

James J. Masetti

tel 650.233.4754

jim.masetti@pillsburylaw.com

August 26, 2013

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	Barbara C. Jacobs Assistant Director

Re:	Violin Memory, Inc. Registration Statement on Form S-1 CIK No. 1407190

Dear Ms. Jacobs:

Violin Memory, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated August 16, 2013. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

In addition, we are concurrently sending to the Staff four marked copies of the registration statement on Form S-1 (the “Registration Statement”) as filed with the Commission on the date hereof, marked against the Registration Statement as confidentially submitted to the Commission on July 26, 2013. All page number references contained in the Registrant’s responses below correspond to the page numbers in the Registration Statement publicly filed on the date hereof.

General

1.

On August 6, 2013, a British website published an article reporting that Stephen Rose, Senior Vice President, confirmed the filing of a Form S-1 in preparation for an IPO and discussed Violin Memory’s business. The article is available at http://www.channelregister.co.uk/2013/08/06/violin_growing_emea_channel/. In letters dated October 31, 2012 and March 28, 2013, you described the

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preventative measures you and your IPO team have implemented to ensure there are no further unauthorized disclosure of the terms of your offering that may rise to the level of an offer of securities or a conditioning of the market. Please explain to us when you learned of this most recent article and whether you have implemented any further measures to prevent such disclosures by members of your management.

Response: The Registrant was aware that the article was to be published when representatives of the Registrant met on July 23, 2013 with Chris Mellor, the author of the referenced article, to provide information for the article. The representatives of the Registrant in attendance during the interview session for the article were Steven Rose, the Registrant’s Senior Vice President of Sales for EMEA and Latin America, Michael Bradley, the Registrant’s Vice President of Sales Operations for EMEA, and Federica Monsone, MD of A3 Communications, who is the Registrant’s senior public relations advisor for EMEA. Ms. Monsone has over 15 years of experience in public relations. The Registrant’s VP, Corporate Marketing had personally briefed Mr. Rose and Ms. Monsone in the past on the communication restrictions related to the Registrant’s offering and other sensitive topics that were not to be discussed in any public communications. Immediately prior to the interview with Mr. Mellor, Ms. Monsone again reminded both Mr. Rose and Mr. Bradley that they were not to discuss anything related to the Registrant’s planned offering, the Registrant’s financial performance as well as other areas of sensitivity that the Registrant had determined it would not comment publicly on, such as certain product development activities.

Each of Mr. Rose, Mr. Bradley and Ms. Monsone attended the interview session with Mr. Mellor. Each of those three individuals have separately confirmed to the Registrant’s VP, Corporate Marketing that at no time during the interview session or outside the interview session did any of these individuals make any statements to Mr. Mellor or any representative of Mr. Mellor’s organization about the Registrant’s planned offering, including the confidential submission of the Registration Statement to the Commission. The Registrant first learned of these statements in the article when the article was released to the public on August 6, 2013.

Immediately upon learning of the statements related to the offering in the article, the Registrant’s VP, Corporate Marketing interviewed Mr. Rose about his alleged statements. Shortly following this interview, the Registrant’s VP, Corporate Marketing separately interviewed Mr. Bradley and Ms. Monsone about Mr. Rose’s alleged statements. It was during these interviews, that each individual confirmed to the Registrant’s VP, Corporate Marketing that these statements were not made to Mr. Mellor and that avoiding these statements during the interview session was specifically discussed in the briefing meeting among the three individuals immediately prior to the interview session.

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After discussing the article with its legal advisors, the Registrant sought a retraction of the article or public notice of correction from The A Channel, the news organization that published the article. As of the date of this letter, the Registrant continues to wait for a response from The A Channel on whether the article will be retracted or corrected.

By way of background, The A Channel is an Internet publication that primarily reports on the distribution market in the United Kingdom and provides key market updates in various industries for distributors and integrators in the United Kingdom. It is significantly industry focused and, in general, its target audience is limited to those industry participants focused on distribution of solutions and products in the UK. The purpose of the Registrant’s interview with Mr. Mellor was to help market the Registrant’s distribution strategy and capabilities in the UK, a topic that the Registrant has discussed publicly in the past and is considered to be in the ordinary course of the Registrant’s business.

The Registrant has not implemented any further measures to prevent such disclosures by members of its management, because it feels it has consistently advised its management (including its board of directors) and its stockholders (in all of its stockholder communications) not to comment publicly on any aspect of the Registrant’s planned offering. The Registrant believes that Mr. Mellor was incorrect in attributing this information to Mr. Rose. As a result, the Registrant has currently suspended any further public communications with Mr. Mellor, who had in the past been a positive channel for publicity of the Registrant. Because the Registrant continues to take these matters of publicity very seriously, in response to the article, the Registrant did send a further reminder to its senior management of the restrictions on public communications related to the planned offering and the serious adverse impact that this could have on the Registrant’s anticipated timing of the offering.

In addition to the matter discussed above, a blog post referencing the planned offering was posted on the website of The 451 Group, which is a website housing a collection of blogs from The 451 Group, an independent technology industry analyst company focused on the business of enterprise IT innovation. The blog post “Violin set to play on the big stage, with IPO imminent” was posted on August 21, 2013 (the “Blog Post”). The Blog Post purports to provide information about the timing of the Registrant’s public filing of the Registration Statement and includes additional confidential information of the Registrant.

The Registrant hereby confirms to the Staff the following information related to the Blog Post:

•	No individual employed or otherwise acting on the Registrant’s behalf was authorized to speak to the author of the Blog Post about the

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Registrant’s offering, the timing of the public filing of the Registration Statement or any other information contained in the Blog Post;

•

The Registrant had no ability to control the Blog Post and the information published in the Blog Post. The unnamed sources referenced in the Blog Post have not yet been identified by the Registrant, and would not have been acting pursuant to any authority from the Registrant and would have been acting in direct contradiction to any instructions and warnings that the Registrant had previously issued to everyone who had received information about the offering from the Registrant.

The Registrant is currently evaluating additional steps to take in response to the Blog Post. In light of the nature of the information disclosed in the Blog Post, irrespective of whether this information may or may not be accurate, the Registrant is taking this breach of confidentiality very seriously and intends to conduct a thorough investigation in an attempt to identify the sources referenced in the Blog Post.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

2.	We note your disclosure on pages 45 and 46 that you introduced your 6000 Series Flash Memory Arrays in September 2011, but Hewlett Packard has not sought to qualify the 6000 Series. Further, you indicate you have not derived significant revenue from your additional system vendors and technology partners that have purchased your 6000 Series products, as disclosed on page 46. You began shipping your 6000 Series products in the first quarter of fiscal year 2013, but you do not provide revenue, number of products shipped, or other quantitative or qualitative disclosures concerning the size or other key metrics concerning the 6000 Series product line on pages 50 through 53. In light of your strong revenue growth for the 12 months ended January 31, 2013 and April 30, 2013, please revise to provide more descriptive disclosures of the impact your 6000 Series products has on your results of operations.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 52 and 54.

Liquidity and Capital Resources

3.

Please revise to provide more details of the material terms of your credit agreements. For example, you do not disclose: that your Comerica Bank agreement also allows for the issuance of up to $10 million in loans after your initial public offering; the financial milestones necessary to draw an additional $10 million from your TriplePoint Capital agreement; what

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constitutes a material adverse change that would render your loan with TriplePoint Capital to be in default; and whether you currently meet these milestones or are in default. Please revise.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 60, 61, F-31 and F-32.

4.	Please revise here and where appropriate to disclose the highest maximum number of shares of common stock that is issuable to TriplePoint LLC if you draw the maximum amount of funds from the credit agreement.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 61 and F-31.

5.	We note your revised disclosure on page 58 that your existing cash and cash equivalents, together with proceeds from your offering, will be sufficient to meet your working capital requirements for the next 12 months. Please revise here and your use of proceeds section to clarify the amount of anticipated amount of offering proceeds necessary for you to maintain your current level of operations and/or to expand your business.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 38 and 61.

Certain Relationships and Related Party Transactions

6.	Please advise why the fee to be paid by Toshiba, the discount rate, and the description of the subsequent relationships between you and Toshiba currently being negotiated are not required to be disclosed under Item 404(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 13, 115 and F-26.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 13. Subsequent Events

7.

With regard to the $50 million debt financing arrangement with TriplePoint Capital LLC, we note your disclosure indicating that “there are no financial or operational covenants.” However, we note that Section 12 of Exhibit 10.16 appears to indicate that there are operational covenants, including limitations

August 26, 2013

on your ability to pay dividends. To the extent the agreement contains significant operational covenants please revise to disclose such covenants here and/or in MD&A.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 60, 61 and F-32.

Exhibits

8.	Your disclosures on pages 23, 46 and 90 indicate that Flextronics is manufacturing your PCIe memory cards. Please advise us whether you entered into a new manufacturing agreement services agreement with Flextronics, or if Exhibit 10.10 was amended. Please also advise whether you will file any such agreement or amended agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Registrant supplementally advises the Staff that there has been no change to the agreement between the Registrant and Flextronics and no new agreement has been entered into with Flextronics. If the Registrant enters into an amendment to its existing agreement or a new agreement with Flextronics, the Registrant will file such amendment or agreement as an exhibit to its Registration Statement.

9.	Please file Exhibits 10.17 and 10.19 in their entirety, as required by Item 601(b)(10) of Regulation S-K. The exhibits to each of these agreements have been omitted from the respective filed copy.

Response: In response to the Staff’s comment, the Registrant reviewed its previously submitted exhibits to confirm that all exhibits had been filed in their entirety. As a result, the Registrant determined that it had not previously submitted Exhibit 10.20 in its entirety in addition to Exhibits 10.17 and 10.19. The Registrant has updated Exhibit 10.19 to file certain exhibits thereto that had not been previously included. In addition, the Registrant notes that it is concurrently with the filing of the Registration Statement submitting a confidential treatment request with respect to certain confidential and trade secret information contained in the schedules attached to Exhibit 10.17 and 10.20.

* * *

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

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•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information. Please contact the undersigned at (650) 233-4754. You may also direct any further comments via facsimile at (650) 233-4545.

Very truly yours,

/s/ James J. Masetti

James J. Masetti

cc:	Violin Memory, Inc.

Donald G. Basile, President and Chief Executive Officer

Cory Sindelar, Chief Financial Officer

Davis Polk & Wardwell LLP

Alan Denenberg, Esq.

Pillsbury Winthrop Shaw Pittman LLP

Jorge del Calvo, Esq.

Heidi Mayon, Esq.